  SECURITIES AND EXCHANGE COMMISSION

  Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IntriCon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46121H109

(CUSIP Number)

July 19, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.: 46121H109

1	Names of Reporting Persons: Palisade Capital Management, L.L.C., Tax ID#: 22-3330049

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 323,797 shares

	6	Shared Voting Power: 118,197 shares

	7	Sole Dispositive Power: 441,994 shares

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 441,994 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9: 5.06%

12	Type of Reporting Person (See Instructions): IA

Item 1(a).	Name of Issuer: INTRICON CORPORATION
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1260 Red Fox Road Arden Hills, MN 55112

Item 2(a).	Name of Person Filing: Palisade Capital Management, L.L.C.
Item 2(b).	Address of Principal Business Office or, if none, Residence: One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
Item 2(c).	Citizenship: New Jersey
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 46121H109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); and
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership.

Item 4(a)	Amount beneficially owned: 441,994 shares
Item 4(b)	Percent of Class: 5.06%
Item 4(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 323,797 shares
	(ii)	Shared power to vote or to direct the vote: 118,197 shares
	(iii)	Sole power to dispose or to direct the disposition of: 441,994 shares
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

/s/Dennison Veru

Name: Dennison Veru